SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period March 27, 2004 to March 31, 2004

Pengrowth Energy Trust

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                         ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
SUPPLEMENTAL INFORMATION
APPROVAL AND CERTIFICATION
NEWS RELEASE
COMPUTERSHARE LETTER

DOCUMENTS FURNISHED HEREUNDER:

1.	Supplemental Information in respect of the Information Circular-Proxy Statement.

2.	Press Release Announcing Mailing of Supplement in respect of April 22, 2004 meeting.

3.	Confirmation of Mailing.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

March 31, 2004	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

PENGROWTH CORPORATION
PENGROWTH ENERGY TRUST

SUPPLEMENTAL INFORMATION

IN RESPECT OF THE

INFORMATION CIRCULAR – PROXY STATEMENT
OF
PENGROWTH CORPORATION
PENGROWTH ENERGY TRUST
DATED MARCH 15, 2004

For:	Annual and Special Meeting of Shareholders Annual and Special Meeting of Trust Unitholders Special Meeting of Royalty Unitholders

The information contained herein (the “Supplement”) is supplemental to the information contained in the Information Circular – Proxy Statement of Pengrowth Corporation and Pengrowth Energy Trust dated March 15, 2004 (the “Circular”) and this Supplement forms part of the Circular. For the purposes hereof, unless otherwise defined or unless the subject matter or context otherwise requires, capitalized terms shall have the meanings ascribed to such terms in the Circular. Unless otherwise indicated herein, information contained herein is given as at the date hereof.

The purpose of this Supplement is to provide additional information in respect of the March 23, 2004 Canadian federal budget (the “Federal Budget”) as it pertains to the reclassification of Trust Unit capital proposed in the Circular and with respect to potential tax consequences of actions which may be taken by the Board of Directors in implementing the reclassification.

March 23, 2004 Federal Budget

Maintaining its status as a mutual fund trust is of fundamental importance to Pengrowth Trust. The negative tax consequences in the event of the loss of Pengrowth Trust’s status as a mutual fund trust are summarized on page 26 of the Circular under the heading “Part IV – Matters to be Considered at the Trust Meeting – Reclassification of Trust Unit Capital – Consequences of Loss of Mutual Fund Trust Status”.

The Federal Budget proposed certain amendments to the Tax Act that could potentially affect the proposed reclassification.

The Tax Act currently provides that where at any time it can reasonably be considered that a trust was established or is maintained primarily for the benefit of non-resident persons it will not be a mutual fund trust unless, among other exceptions which are not applicable to Pengrowth Trust, all or substantially all of its property consisted of property other than “taxable Canadian property” at all times since February 21, 1990. The Federal Budget proposes to amend the Tax Act to provide that for the purpose of this exception, Canadian resource property, such as the royalty held by Pengrowth Trust, will be taxable Canadian property. The Federal Budget provides that this amendment will not apply before 2007 to a trust that would otherwise cease on March 23, 2004 to be a mutual fund trust as a result of this newly proposed rule.

The most recent ADP Report received by Pengrowth Trust indicated that approximately 53% of the Trust Units were held by non-residents of Canada and that ownership of Trust Units by non-residents exceeded 50% on March 23, 2004. Upon completion of a Canadian bought deal equity issue of 10,900,000 Trust

Units on that date, the level of non-resident ownership was likely reduced below 50%. In making residency determinations, Pengrowth Trust has relied upon ADP Reports (automatic data processing reports to show geographical locations of beneficial owners of Trust Units) as the best available information about the residency of Unitholders. There are uncertainties in the ADP Reports and the level of foreign ownership can vary from day to day through trading on both the Toronto and New York Stock Exchanges.

The Board of Directors is of the view that Pengrowth Trust continues to be a mutual fund trust following the amendments to the Tax Act proposed in the Federal Budget and that the reclassification can be accomplished without adverse tax consequences to Unitholders resident either in Canada or in the United States. However, the interpretation and application of some of the relevant provisions of the Tax Act and the Federal Budget are somewhat unclear and the Board of Directors is of the view that the status of Pengrowth Trust as a mutual fund trust could potentially be subject to some risk if non-resident ownership of Trust Units is allowed to exceed 50% for a material period of time.

Pengrowth Trust anticipated the proposed amendments in the Federal Budget affecting non-resident ownership of certain royalty trusts and is proposing a framework of complying with the provisions of the Tax Act regarding mutual fund trust status on a long-term basis.

Reclassification of Trust Unit Capital

Unitholder approval will be sought on April 22nd, 2004 to reclassify the existing Trust Units of Pengrowth Trust as Class A Trust Units and Class B Trust Units. These amendments will enhance the provisions of the Trust Indenture regulating non-resident ownership of Trust Units to ensure that Pengrowth Trust continues to maintain its mutual fund trust status. Amendments to the Trust Indenture facilitating the reclassification have been proposed in the Circular.

The Class A and Class B Trust Units will both have the same rights as the existing Trust Units to vote, obtain distributions and participate in the assets of Pengrowth Trust upon the wind-up or dissolution of Pengrowth Trust. However, ownership of Class B Trust Units will be restricted to Canadian residents while the Class A Trust Units will not be subject to any restriction on ownership. The amendments to the Trust Indenture will also provide that the number of Class B Trust Units must at all times (with the exception of the implementation period) exceed the number of outstanding Class A Trust Units.

The reclassification of the capital of Pengrowth Trust will enable Pengrowth Trust to ensure that it is not maintained primarily for the benefit of non-residents, and that Pengrowth Trust’s mutual fund trust status is maintained, while permitting a continuing active market in both the Class A Trust Units and the Class B Trust Units. Future equity issues of both classes of Trust Units will be possible, including the offering of Class A Trust Units to non-residents and Class B Trust Units to residents of Canada.

Upon receipt of Unitholder approval, necessary regulatory approvals including the approval of the TSX for the listing of the Class A Trust Units and the Class B Trust Units and the approval of the NYSE for the listing of the Class A Trust Units, Pengrowth Trust will set an effective date for the reclassification of the current Trust Units as Class A Trust Units and Class B Trust Units. On the effective date all outstanding Trust Units will be redesignated as Class B Trust Units. Immediately thereafter, all Class B Trust Units that are held by non-residents will be deemed to be exchanged for Class A Trust Units.

As the ownership of Trust Units by non-residents appears to be increasing over time, and may again exceed 50% in the near future, the Board of Directors considers it very important to implement the reclassification of Trust Unit capital as soon as possible.

The Circular provides that the reclassification of the Trust Unit capital as Class A and Class B Trust Units is conditional on obtaining an advance tax ruling or other assurances from the CRA acceptable to Pengrowth Trust and the Board of Directors. The advance tax ruling process permits a taxpayer to confirm certain tax consequences of proposed transactions in advance. Advance tax rulings are issued based on the law in force on the date of issuance and are binding on the CRA so long as the material facts of the transaction have been disclosed and the transaction is carried out in a manner consistent therewith. Obtaining an advance tax ruling is a process which could take several months to complete.

Given the time that may be required to obtain an advance tax ruling, and the likely increase in nonresident ownership during such period, the Board of Directors has determined that it may be prudent to implement the reclassification of Trust Unit capital without an advance tax ruling. As discussed above, the Board of Directors is of the view that the status of Pengrowth Trust as a mutual fund trust could potentially be put in jeopardy if non-resident ownership of Trust Units is allowed to exceed 50% for a material time.

If Pengrowth Trust is not a mutual fund trust within the meaning of the Tax Act at the time the reclassification of Trust Unit capital occurs, the negative Canadian tax consequences to Unitholders of the reclassification include:

•	The exchange of Class B Trust Units for Class A Trust Units will be considered a taxable transaction for non-residents of Canada, potentially subjecting such non-residents to Canadian tax on the exchange thereof; and

•	The Trustee would be liable under the provisions of the Tax Act applicable to persons who acquire certain property from non-residents without withholding and remitting 25% of the purchase consideration. Pengrowth Trust would be obliged to indemnify the Trustee for the amount of the deficient withholdings and any applicable interest and penalties.

On balance, the Board of Directors may determine that the preferred course, and the one that exposes the Unitholders to the least tax risk, is the practical course of complying as quickly as possible with the Canadian federal government s apparent policy objective of maintaining foreign ownership of Trust Units at below 50%.

APPROVAL AND CERTIFICATION

The contents and the sending of this Circular have been approved by the Board of Directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATE: March 29, 2004

PENGROWTH CORPORATION

(SIGNED)	JAMES S. KINNEAR CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER	(SIGNED)	ROBERT B. HODGINS CHIEF FINANCIAL OFFICER

PENGROWTH ENERGY TRUST
BY: PENGROWTH MANAGEMENT LIMITED, AS MANAGER

(SIGNED)	JAMES S. KINNEAR PRESIDENT	(SIGNED)	GORDON M. ANDERSON VICE PRESIDENT, FINANCIAL SERVICES

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX / PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES MAILING OF SUPPLEMENT IN
RESPECT OF APRIL 22, 2004 MEETING

(Calgary, March 30, 2004) /CNW/ Pengrowth Corporation (the “Corporation”), administrator of Pengrowth Energy Trust (“Pengrowth”), announced today that it has mailed a supplement dated March 29, 2004 to the March 15, 2004 Information Circular of Pengrowth and the Corporation for the purpose of providing unitholders with additional information on the March 23, 2004 Canadian federal budget pertaining to the proposed reclassification of Trust Unit capital and the possible actions of the Board of Directors and possible tax consequences of implementing the reclassification.

The reclassification of Trust Units as Class A and Class B Trust Units will ensure that Pengrowth Trust is maintained primarily for the benefit of residents of Canada and that Pengrowth’s mutual fund trust status is preserved. Given the time that may be required for a response from the Canada Revenue Agency and the likely increase in non-resident ownership during that time, the Board of Directors has determined that it may be prudent to implement the reclassification without an advance tax ruling or other written assurance from the Canada Revenue Agency.

The risks associated with the reclassification and continued increase in non-resident ownership are summarized in the supplement available on the SEDAR website at www.sedar.com.

PENGROWTH CORPORATION

James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, Calgary E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

530–8th Avenue S.W., Calgary, AB T2P 3S8	Tel.: (403) 267-6800 Fax: (403) 267-6529

March 31, 2004

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Toronto Stock Exchange

Dear Sirs:

Subject:	Pengrowth Energy Trust Meeting of Trust Unitholders Pengrowth Corporation Meeting of Shareholders and Royalty Unitholders

We confirm that the following materials were sent by pre-paid mail on March 30, 2004 to the registered holders of the units of the subject Energy Trust:

1.	Supplemental Information in Respect of the Information Circular – Proxy Statement

We also confirm that copies of above mentioned material were sent by courier on March 30, 2004 to each intermediary holding units of the Income Fund who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as trustee for the subject Income Fund.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

“Signed by”
Jodie Hansen
Assistant Corporate Trust Officer
Direct Dial No.: (403) 267-6889